EXHIBIT 99.1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Neptune Technologies & Bioressources Inc. (the "Registrant") hereby confirms the following:

1.     The Board of Directors of the Registrant has determined that the following directors are independent under NASDAQ Stock Market Rule 4200:

Ronald Denis

Michel Chartrand

Michel Timperio

Daniel Perry

The Board of Directors of the Registrant has determined that Henri Harland is not an independent director under NASDAQ Stock Market Rule 4200.

2.     The Registrant has and will continue to have an audit committee of at least three members, each of whom: (i) is independent as defined under NASDAQ Stock Market Rule 4200(a)(15); (ii) meets the criteria for independence set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended (subject to the exemptions provided in Rule 10A-3(c)); (iii) has not participated in the preparation of the financial statements of the Registrant or any current subsidiary of the Registrant at any time during the past three years; and (iv) is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement.

Dated: October 27, 2008	NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

By: /s/ Henri Harland
Name: Henri Harland
Title: President and Chief Executive Officer